FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

            Form 20-F   X                Form 40-F
                       ------                       ------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                    No      X
                  ------                 ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _________________

            Contents:

               1.   Press Release dated July 25, 2006

               2. Agreement and Plan of Amalgamation, dated July 25, 2006, among Mattel Foreign Holdings, Ltd, Mattel Enterprises, Ltd, Radica Games Limited and, solely with respect to Section 6.13, Mattel, Inc.

      This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526
and No. 333-79005).

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              RADICA GAMES LIMITED


Date:       July 26, 2006                         /s/ Patrick S. Feely
      ------------------------                ----------------------------------
                                                     Patrick S. Feely
                                                 Chief Executive Officer

[MATTEL LOGO]                                                                               [RADICA LOGO]
---------------------------------------------------------------------------------------------------------
For Immediate Release     CONTACTS:  NEWS MEDIA                           SECURITIES ANALYSTS
                                     Lisa Marie Bongiovanni, Mattel       Mike Salop, Mattel
                                     310-252-3524                         310-252-2703

                                     Patrick S. Feely                     David C.W. Howell
                                     Chief Executive Officer, Radica      Chief Financial Officer, Radica
                                     626-744-1150                         (Hong Kong)
                                                                          852-2688-4201

                            MATTEL TO ACQUIRE RADICA

EL SEGUNDO, Calif., July 26, 2006 -- Mattel, Inc. (NYSE:MAT) and Radica (NASDQ:RADA) announced an agreement by which Mattel will acquire Radica, the maker of electronic entertainment toys. The transaction, which has been approved by the companies' respective boards of directors, is valued at approximately $230 million. Under the terms of the definitive agreement, Radica shareholders will receive $11.55 in cash for each share of Radica common stock.

A leader in the electronics arena, Radica manufactures and markets a diverse line of electronic entertainment products covering multiple business areas, including electronic games carrying the Radica, 20Q(R) and Play TV(R) brand names and youth electronics carrying the Girl Tech(R) brand name.

"The addition of Radica to the Mattel portfolio provides Mattel the opportunity to partner our global brands with Radica's technological expertise to better participate in the burgeoning electronic toys arena," said Robert A. Eckert, chairman and chief executive officer of Mattel. "Radica's entrepreneurial spirit has allowed Radica to capture and deliver on some of the hottest trends in electronics, and the company has a proven track record of utilizing technology to reinvent basic play."

"We are excited to be part of the Mattel family of brands and look forward to taking our brands to the next level by capitalizing on Mattel's global network and expertise," said Patrick S. Feely, chief executive officer of Radica. "Being part of the world's largest and most profitable toy company affords our talented employees a unique opportunity to grow and develop our brands. I look forward to identifying and building upon the strong synergies between the two companies to drive increased sales growth."

The transaction is subject to approval of Radica shareholders, as well as customary regulatory approvals. Radica's largest shareholder has entered into a voting agreement in which he has agreed to vote shares constituting 40 percent of Radica's outstanding common stock in support of the transaction. It is expected that the transaction will be completed in the fourth quarter of 2006.

Lehman Brothers, Inc. acted as financial advisor and Latham & Watkins LLP served as legal advisor to Mattel in connection with the transaction. Navigant Capital Advisors, LLC acted as financial advisor and Sullivan & Cromwell LLP served as legal advisor to Radica in connection with the transaction.

                                     (more)

MATTEL TO ACQUIRE RADICA/PAGE 2

ABOUT RADICA
Radica is a Bermuda company headquartered in Hong Kong. Radica had revenues in 2005 of approximately $163 million and maintains a Dallas-based design and marketing office, as well as a state-of-the-art manufacturing facility in China. Radica markets its products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Radica employs over 6,000 people worldwide in its group of companies. Internationally Radica sells products in approximately 30 countries

ABOUT MATTEL
Mattel, Inc., (NYSE: MAT,
www.mattel.com) is the worldwide leader in the design, manufacture and marketing of toys and family products, including Barbie(R), the most popular fashion doll ever introduced. The Mattel family is comprised of such best-selling brands as Hot Wheels(R), Matchbox(R), American Girl(R) and Tyco(R) R/C, as well as Fisher-Price(R) brands (www.fisher-price.com), including Little People(R), Rescue Heroes(R), Power Wheels(R) and a wide array of entertainment-inspired toy lines. With worldwide headquarters in El Segundo, Calif., Mattel employs more than 25,000 people in 42 countries and sells products in more than 150 nations throughout the world. Mattel's vision is to be the world's premier toy brands -- today and tomorrow.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
In connection with the proposed transaction, Radica intends to file relevant materials with the Securities and Exchange Commission, including a proxy statement on Form 6-K. INVESTORS AND SECURITY HOLDERS OF RADICA ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RADICA, MATTEL AND THE TRANSACTION. The proxy statement and other relevant materials (when they become available) and any other documents filed by Radica with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Radica by accessing the "Investor Relations" section of Radica's website at www.Radicagames.com. Investors and security holders are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Radica and its directors and officers may be deemed to be participants in the solicitation of proxies in respect of the contemplated transaction. Information regarding Radica's directors and executive officers is contained in Radica's Annual Report on Form 20-F for the year ended December 31, 2005 and in its report filed on Form 6-K dated May 2, 2006, filed with the SEC.

                                       ###

Note: Forward-looking statements with respect to the completion of the transaction and the financial condition, results of operations and business of the companies are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These include, without limitation: uncertainty as to whether and in what timeframe the transaction will be completed, the failure to obtain the approval of Radica's shareholders; the failure of either party to meet the closing conditions set forth in the definitive agreement; the ability to retain key personnel both before and after the transaction closes; the extent and timing of regulatory approvals; ongoing relations between Radica and its suppliers, customers and other parties; costs and other issues with respect to integrating Radica, its products and its employees into Mattel and achieving expected synergies; dependence on the timely development, manufacture, introduction and customer acceptance of new products; the seasonality of the toy business; customer concentration and pricing; significant changes in buying and payment patterns of major customers, including as a result of bankruptcy and store closures; adverse changes in general economic conditions in the U.S. and internationally, including adverse changes in the retail environment, employment and the stock market; order predictability and supply chain management; the impact of competition, including from private label toys, on revenues and margins; the supply and cost of raw materials (including oil and resin prices), components, employee benefits and various services; the effect of currency exchange rate fluctuations on reportable income; risks associated with acquisitions and mergers; the possibility of product recalls and related costs; risks associated with foreign operations; negative results of litigation, governmental proceedings or environmental matters; changes in law and regulations; possible work stoppages, slowdowns or strikes; possible outbreaks of SARS, bird flu or other diseases; political developments and the threat or occurrence of war or terrorist acts; the possibility of catastrophic events; the inherent risk of Mattel and Radica new initiatives; and other risks and uncertainties as may be detailed from time to time in public announcements and SEC filings. This release contains forward-looking statements within the meaning of federal securities laws. Readers are cautioned not to place undue reliance on these forward looking statements and any such forward-looking statements are qualified in their entirety to the cautionary statements contained in this press release. Neither Mattel nor Radica updates forward-looking statements and expressly disclaims any obligation to do so.

                                                              EXECUTION VERSION







                       AGREEMENT AND PLAN OF AMALGAMATION


                                      Among


                         MATTEL FOREIGN HOLDINGS, LTD.,


                            MATTEL ENTERPRISES, LTD.,


                              RADICA GAMES LIMITED


                                       and


                                  MATTEL, INC.
                      (SOLELY WITH RESPECT TO SECTION 6.13)




                            Dated as of July 25, 2006

                                TABLE OF CONTENTS

                                                                            PAGE

ARTICLE I      The Amalgamation; Closing; Effective Time.......................2

      1.1.     The Amalgamation................................................2
      1.2.     Effective Time..................................................2
      1.3.     Closing.........................................................2

ARTICLE II     Memorandum of Association and Bye-Laws of the Amalgamated
               Company.........................................................2

      2.1.     Memorandum of Association.......................................2
      2.2.     The Bye-Laws....................................................2

ARTICLE III    Officers and Directors of the Amalgamated Company...............3

      3.1.     Directors.......................................................3
      3.2.     Officers........................................................3

ARTICLE IV     Effect of the Amalgamation on Capital Stock and Options;
               Exchange of Certificates........................................3

      4.1.     Effect on Capital Stock.........................................3
      4.2.     Payment for Shares..............................................4
      4.3.     Stock Options...................................................5
      4.4.     Dissenting Shareholders.........................................6
      4.5.     Further Action..................................................6

ARTICLE V      Representations and Warranties..................................6

      5.1.     Representations and Warranties of the Company...................6
      5.2.     Representations and Warranties of Parent and Amalgamation Sub..20

ARTICLE VI     Covenants......................................................22

      6.1.     Interim Operations.............................................22
      6.2.     Acquisition Proposals..........................................24
      6.3.     Company Shareholders Meeting...................................26
      6.4.     Information Supplied...........................................26
      6.5.     Filings; Other Actions; Notification...........................27
      6.6.     Access.........................................................29
      6.7.     Publicity......................................................29
      6.8.     Certain Notices................................................29
      6.9.     FIRPTA Certificate.............................................30

      6.10.    Benefits.......................................................30
      6.11.    Expenses.......................................................30
      6.12.    Indemnification; Directors' and Officers' Insurance............30
      6.13.    Guarantee......................................................32

ARTICLE VII    Conditions.....................................................32

      7.1.     Conditions to Each Party's Obligation to Effect the
               Amalgamation...................................................32
      7.2.     Conditions to Obligations of Parent and Amalgamation Sub.......33
      7.3.     Conditions to Obligation of the Company........................34

ARTICLE VIII   Termination....................................................34

      8.1.     Termination by Mutual Consent..................................34
      8.2.     Termination by Either Parent or the Company....................35
      8.3.     Termination by the Company.....................................35
      8.4.     Termination by Parent..........................................35
      8.5.     Effect of Termination and Abandonment..........................36

ARTICLE IX     Miscellaneous and General......................................37

      9.1.     Survival.......................................................37
      9.2.     Modification or Amendment......................................38
      9.3.     Waiver of Conditions...........................................38
      9.4.     Counterparts...................................................38
      9.5.     GOVERNING LAW..................................................38
      9.6.     Consent to Jurisdiction........................................38
      9.7.     Notices........................................................39
      9.8.     Entire Agreement; No Other Representations.....................40
      9.9.     Parties in Interest; No Third Party Beneficiaries..............40
      9.10.    Obligations of Parent and of the Company.......................41
      9.11.    Severability...................................................41
      9.12.    Interpretation.................................................41
      9.13.    Assignment.....................................................41
      9.14.    Specific Performance...........................................42

Annex A        Definitions...................................................A-1
Annex B        Bermuda Agreement of Amalgamation.............................B-1
Annex C-1      Memorandum of Association of Amalgamated Company..............C-1
Annex C-2      Bye-Laws of Amalgamated Company...............................C-2
Annex D        Voting Agreement..............................................D-1

                       AGREEMENT AND PLAN OF AMALGAMATION

          AGREEMENT AND PLAN OF AMALGAMATION (hereinafter called this "Agreement"), dated as of July 25, 2006, among Radica Games Limited, a Bermuda company (the "Company"), Mattel Foreign Holdings, Ltd., a Bermuda company ("Parent"), Mattel Enterprises, Ltd., a Bermuda company and a wholly-owned subsidiary of Parent ("Amalgamation Sub"), and solely with respect to Section 6.13, Mattel, Inc., a Delaware corporation ("Mattel"). Capitalized terms used herein have the meanings set forth in Annex A hereto.


                                    RECITALS

          WHEREAS, the respective boards of directors of each of Parent, Amalgamation Sub and the Company have approved the Amalgamation and the other transactions contemplated by this Agreement upon the terms and subject to the conditions set forth in this Agreement;

          WHEREAS, the board of directors of the Company has resolved to recommend adoption of the Agreement and approval of the Amalgamation by shareholders of the Company;

          WHEREAS, Parent, as the sole shareholder of Amalgamation Sub, has adopted and approved this Agreement and the transactions contemplated hereby;

          WHEREAS, as a condition to and an inducement to Parent and Amalgamation Sub to enter into this Agreement, simultaneously with the execution of this Agreement, certain shareholders of the Company are entering into a voting agreement with Parent, in the form attached hereto as Annex D (the "Voting Agreement"); and

          WHEREAS, the Company, Parent and Amalgamation Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

          NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                    The Amalgamation; Closing; Effective Time

          1.1. The Amalgamation. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Amalgamation Sub and the Company shall amalgamate (the "Amalgamation") with the resulting company (sometimes hereinafter referred to as the "Amalgamated Company") continuing to exist as a company incorporated and governed by the laws of Bermuda. The Amalgamation shall have the effects specified under Section 109 of the Bermuda Companies Act 1981 (the "Bermuda Act"). Prior to the Effective Time, the parties shall enter into the Agreement of Amalgamation, in the form attached hereto as Annex B, and undertake all such other matters, and do all such other things as may be necessary to effect the Amalgamation under Bermuda law.

          1.2. Effective Time. On the first business day (the "Application Date") on which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied on the Application Date, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement and/or Laws, the Company and Parent will cause an application for registration of an amalgamated company, along with all required documentation, to be filed with the Registrar of Companies in Bermuda (the "Bermuda Registrar") as provided in Section 108 of the Bermuda Act, unless another date or time is agreed to in writing by Parent and Company. The Amalgamation shall become effective at the time set forth in the certificate of amalgamation issued by the Bermuda Registrar in connection with the application for registration (the "Effective Time").

          1.3. Closing. The closing of the Amalgamation shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Los Angeles, California at 9:00 A.M., or at such other time and place as the Company and Parent may agree in writing, on the business day on which the certificate of amalgamation with respect to the Amalgamation is issued by the Bermuda Registrar.

                                   ARTICLE II

        Memorandum of Association and Bye-Laws of the Amalgamated Company

          2.1. Memorandum of Association. The memorandum of association of Amalgamation Sub as in effect immediately prior to the Effective Time (in the form attached hereto as Annex C-1) shall be the memorandum of association of the Amalgamated Company after the Effective Time (the "Memorandum of Association"), until thereafter amended as provided therein or by applicable Bermuda law.

          2.2. The Bye-Laws. The bye-laws of Amalgamation Sub as in effect at the Effective Time (in the form attached hereto as Annex C-2) shall be the bye-laws of the Amalgamated Company after the Effective Time (the "Bye-Laws"), until thereafter amended as provided therein or by applicable Bermuda law.

                                  ARTICLE III

                             Officers and Directors
                           of the Amalgamated Company

          3.1. Directors. The directors of Amalgamation Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Amalgamated Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum of Association and the Bye-Laws.

          3.2. Officers. The officers of the Amalgamation Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Amalgamated Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum of Association and the Bye-Laws.

                                   ARTICLE IV

            Effect of the Amalgamation on Capital Stock and Options;
                            Exchange of Certificates

          4.1. Effect on Capital Stock. At the Effective Time, as a result of the Amalgamation and without any action on the part of the holder of any of the shares of the Company:

          (a) Amalgamation Consideration. Each share of the Common Stock, par value $0.01 per share, of the Company (a "Share" and, collectively, the "Shares") issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Amalgamation Sub or any other direct or indirect subsidiary of Parent or Shares that are owned by any direct or indirect subsidiary of the Company (each, an "Excluded Share" and collectively, "Excluded Shares")) shall be converted into the right to receive, subject to any required withholding of taxes and without interest, an amount in cash equal to $11.55, subject to appropriate adjustment for any dividend of Shares, subdivision, reclassification, recapitalization, split, combination or exchange with respect to the Shares occurring after the date hereof and before the Effective Time (the "Amalgamation Consideration"). At the Effective Time, all Shares shall no longer be outstanding and shall be cancelled and retired and shall cease to exist, and each certificate (a "Certificate") formerly representing any Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Amalgamation Consideration for each Share formerly represented thereby.

          (b) Excluded Shares. Each Excluded Share shall be cancelled by virtue of the Amalgamation without payment of any consideration.

          (c) Amalgamation Sub. Each share of Common Stock, par value $0.01 per share, of Amalgamation Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Amalgamated Company.

          4.2. Payment for Shares.

          (a) Paying Agent. As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company's prior approval, which approval shall not be unreasonably withheld (the "Paying Agent"), for the benefit of the holders of Shares (other than Excluded Shares), amounts sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments pursuant to Section 4.1(a) (the "Payment Fund").

          (b) Payment Procedures. Promptly after the Effective Time, but in no event later than the fifth business day following the Effective Time, the Amalgamated Company shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor payment in the amount of the Amalgamation Consideration for each Share formerly represented thereby (after giving effect to any required tax withholdings) to which such holder is entitled, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the share register of the Company, the Amalgamation Consideration to be paid upon due surrender of the Certificate therefor may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. If any payment is to be made to a Person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of such payment that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or shall establish to the reasonable satisfaction of Parent or the Paying Agent that such tax has been paid or is not applicable.

          (c) Transfers. At the Effective Time, the share register of the Company shall be closed and thereafter, there shall be no transfers on the share register of the Company of the Shares that were outstanding immediately prior to the Effective Time.

          (d) Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for one year after the Effective Time shall be paid to Parent. Any shareholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for payment of cash upon due surrender of their Certificates (or affidavits of loss in lieu thereof) without any interest thereon. Notwithstanding the foregoing, none of Parent, the Amalgamated Company, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

          (e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and delivery by such Person of an indemnity in favor of the Company in respect thereof, the Paying Agent will pay in exchange for such lost, stolen or destroyed Certificate and such an indemnity, the amount to which such Person is entitled upon due surrender of and deliverable in respect of the Shares formerly represented by such Certificate pursuant to this Agreement.

          (f) Withholding. Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Company shareholder such amounts as Parent and the Paying Agent are required to deduct and withhold under the Code or any other applicable Tax Law with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company shareholders in respect of whom such deduction and withholding was made by Parent or the Paying Agent.

          4.3. Stock Options. At the Effective Time, each then outstanding option granted under the Company's 1994 Stock Option Plan, as amended and restated (the "1994 Stock Plan") and under the Company's 2004 Omnibus Equity Incentive Plan (the "2004 Stock Plan", together with the 1994 Stock Plan, the "Stock Plans"), to purchase Shares (a "Company Option"), whether vested or unvested, shall be canceled and converted into the right to receive from Parent an amount of cash equal to the product of (x) the amount, if any, by which the Amalgamation Consideration exceeds the exercise price per Share subject to such Company Option (whether vested or unvested) and (y) the number of Shares issuable pursuant to the unexercised and outstanding portion of such Company Option, less any required withholding of taxes. Each of Parent and the Company shall, prior to the Effective Time, take any necessary action in connection with the foregoing sentence. Any amounts to be paid by Parent pursuant to this

Section 4.3 shall be in addition to any amounts to be paid by or on behalf of Parent pursuant to Section 4.2.

          4.4. Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, any Shares that are held by shareholders of the Company who did not vote in favor of the Amalgamation shall be cancelled at the Effective Time and converted into the right to receive the Amalgamation Consideration for each Share formerly represented thereby, subject to the rights of shareholders of the Company ("Dissenting Shareholders") who are not satisfied that the Amalgamation Consideration constitutes fair value of their Shares and require appraisal of the fair value of their Shares ("Dissenting Shares") under
Section 106 of the Bermuda Act. In the event that the Company decides to proceed with the Amalgamation pending the determination of any appraisal proceedings initiated by Dissenting Shareholders, the Dissenting Shareholders shall receive the Amalgamation Consideration for each Share formerly represented thereby upon compliance with the requirements set forth in Section 4.2. The Company shall give Parent (i) reasonably prompt notice of any written demands by Dissenting Shareholders for appraisal of Dissenting Shares or withdrawals of such demands received by the Company pursuant to the Bermuda Act and (ii) the opportunity to participate to the extent permitted by applicable Bermuda law in all negotiations and proceedings with respect to demands by Dissenting Shareholders for appraisal of Dissenting Shares under the Bermuda Act. Except as required by
Section 106 of the Bermuda Act, prior to the Effective Time, the Company shall not make any payment with respect to any demands by Dissenting Shareholders of Dissenting Shares or offer to settle or settle any such demands.

          4.5. Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Amalgamated Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Amalgamated Company are hereby fully authorized in the name of the Company or otherwise to take, and will use all good faith efforts to take, all such lawful and necessary action in connection therewith, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE V
                         Representations and Warranties

          5.1. Representations and Warranties of the Company. Except as set forth in the disclosure letter delivered to Parent by the Company on or prior to entering into this Agreement (the "Company Disclosure Letter") (it being agreed that disclosure of any item in any part of the Company Disclosure Letter shall be deemed disclosure with respect to any other part to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Amalgamation Sub that:

          (a) Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease, license and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is qualified or licensed to do business and is in good standing in each jurisdiction where the ownership, leasing, licensing or operation of its assets or properties or conduct of its business requires such qualification or license, except where the failure to be so organized, qualified, licensed or in good standing or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. The Company has made available to Parent a complete and correct copy of the Company's memorandum of association and bye-laws, each as amended to date.

          (b) Capital Structure. The authorized capital stock of the Company consists of 100,000,000 Shares, of which 19,405,736 Shares were outstanding as of the close of business on July 14, 2006. Since July 14, 2006, no Shares have been issued except pursuant to the exercise of Company Options. All of the outstanding Shares have been, and all Shares that may be issued pursuant to the exercise of outstanding Company Options will be, duly authorized, validly issued, fully paid and nonassessable. The Company has no Shares reserved for issuance, except that, as of June 30, 2006, there were 970,178 Shares reserved for issuance under outstanding Company Options issued pursuant to the 1994 Stock Plan, which plan has terminated, and there were 47,500 Shares reserved for issuance under outstanding Company Options issued pursuant to the 2004 Stock Plan. Section 5.1(b) of the Company Disclosure Letter sets forth a correct and complete list, as of the date hereof, of the prices at which outstanding Company Options may be exercised, the number of Company Options outstanding at each such price and the vesting schedule of the Company Options. Each of the outstanding shares of capital stock of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company, free and clear of any lien, pledge, security interest, claim or other encumbrance.
Section 5.1(b) of the Company Disclosure Letter sets forth a true and complete list of the Company's Subsidiaries, including the name, jurisdiction of incorporation or formation and the Company's percentage ownership, direct or indirect, of capital stock or other equity interests of each such Subsidiary. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of the Company or any of its Subsidiaries restricting the transfer, affecting the voting rights or requiring the registration for sale of any Shares or any capital stock of the Company or any of its Subsidiaries.

          (c) Corporate Authority; Approval and Fairness. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, subject only to shareholder approval of this Agreement by at least three-fourths of those voting at the Company Shareholders Meeting (the "Company Requisite Vote"), the Amalgamation and the other transactions involving the Company contemplated by this Agreement. This Agreement has been duly authorized and executed by the Company and is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

          (ii) The Board of Directors of the Company has (A) approved this Agreement and the Amalgamation and the other transactions contemplated hereby,
(B) determined that this Agreement and the transactions contemplated hereby, including the Amalgamation, are advisable, fair to and in the best interests of the Company and the holders of Shares, (C) resolved to recommend that the holders of Shares vote for the adoption of this Agreement and approval of the Amalgamation at the Company Shareholders Meeting (the "Company Recommendation"), and (D) received the written opinion of its financial advisor, Navigant Capital Advisors, LLC ("Navigant"), to the effect that (subject to the assumptions made, procedures followed, matters considered and limitations on review undertaken by Navigant, in each case as set forth in such opinion) the Amalgamation Consideration is fair to the Company's shareholders (other than the Company's officers, directors and affiliates and their respective affiliates) from a financial point of view.

          (d) Governmental Filings; No Violations; Certain Contracts. (i) Other than the filings and/or notices (A) pursuant to Section 1.2, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"),
(C) to comply with state securities or "blue sky" laws, (D) required to be made with the Nasdaq National Stock Market, (E) required to be made under applicable foreign antitrust and competition laws and (F) pursuant to the Bermuda Act, no notices, reports or other filings are required to be made by the Company with, nor are any consents, waivers, registrations, approvals, permits, authorizations, notices or filings required to be made or obtained by the Company or any of its Subsidiaries to or from, any domestic or foreign governmental or regulatory authority, agency, commission, body or other governmental entity ("Governmental Entity"), in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company and its Subsidiaries of the Amalgamation and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Company

Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby.

          (ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Amalgamation and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the memorandum of association or bye-laws of the Company or the comparable governing instruments of any of its Subsidiaries, (B) a breach or violation of, or a default, termination or cancellation under, or the acceleration of any obligations or the creation of a lien, pledge, mortgage, security interest, charge or other encumbrance (each, a "Lien") on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any Contracts (including Material Contracts) binding upon the Company or any of its Subsidiaries or any Law or Order applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected or (C) any change in the rights or obligations of any party (including requiring any consents or waivers) under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, termination, cancellation, acceleration, Lien or change that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby.

          (e) Company Reports; Financial Statements; Undisclosed Liabilities.
(i) The Company has timely filed all registration statements, reports, proxy statements, information statements, forms or other documents, including any exhibits, annexes and any amendments thereto, required to be filed by it with the Securities and Exchange Commission (the "SEC") since December 31, 2003, including the Company's Annual Report on Form 20-F for the years ended December 31, 2005, 2004 and 2003 (collectively, including any such documents filed subsequent to the date hereof and as amended, the "Company Reports"). As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports (i) complied in all material respects with the applicable requirements of the Securities Act and Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of income, of shareholders' equity and of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings, changes in financial position and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with United States generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as may be noted therein. Except for liabilities and obligations set forth in the Company Reports and except for liabilities and obligations incurred in the ordinary course of business, the Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto which, individually or in the aggregate, would reasonably be likely to have a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby. No enforcement action has been initiated, or to the knowledge of the Company, threatened, against the Company by the SEC relating to disclosures contained in any Company Reports. The books and records of the Company and each of its Subsidiaries have been, and will be, maintained in accordance with applicable legal and accounting requirements in all material respects.

          (ii) The Company and its Subsidiaries are in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to the Company and its Subsidiaries.

          (f) Absence of Certain Changes. Except as disclosed in the Company Reports, since December 31, 2005, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses and there has not been (i) any change in the financial condition, properties, business or results of operations of the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased, licensed or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; (iii) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company, other than the Company's regular quarterly cash dividend of $0.05 per share payable on July 31, 2006 and October 31, 2006, or any redemption, purchase or acquisition of any shares of any class or series of the capital stock of the Company or any of its Subsidiaries; (iv) any change by the Company in accounting principles, practices or methods; (v) any transfer, lease, licensing, sale, disposition or encumbrance of any business unit or any material assets of the Company or any of its Subsidiaries, other than sales of inventory in the ordinary course of business;
(vi) any acquisition by the Company or any of its Subsidiaries by merger, consolidation, acquisition of all or substantially all the assets or capital stock or other similar transaction of any corporation, partnership, limited liability company or other business organization, except for purchases of inventory in the ordinary course of business; (vii) any write-down of assets, including inventory or accounts receivable, other than as required by GAAP;
(viii) any amendment of the memorandum of association or bye-laws or similar organizational documents of the Company, or any alteration in any material respect through merger, liquidation, reorganization, restructuring of corporate structure or ownership of the Company or any of its "Significant Subsidiaries" (within the meaning of Rule 1-02(w) of Regulation S-X promulgated by the SEC);

(ix) any new, or change in any, material Tax election; any material settlement or compromise of any claim, notice, audit report or assessment in respect of Taxes; any change in any annual Tax accounting period; any adoption or change in any method of Tax accounting; any filing of any amended material Tax Return; any entrance into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax; any surrender of any right to claim a material Tax refund or any consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; or (x) any agreement to take any of the foregoing actions.

          (g) Material Contracts. (i) Except as disclosed in the Company Reports, none of the Company or any of its Subsidiaries is a party to any Material Contract. As used in this Agreement, "Material Contract" means any (A) Contract that would be a contract required to be filed pursuant to Instruction 4 under "Instructions as to Exhibits" in Form 20-F, (B) Contract providing for aggregate expenditures to or by the Company in excess of $5,000,000, or annual expenditures to or by the Company or any of its Subsidiaries in excess of $2,500,000 (other than Contracts (I) pursuant to which the amount of royalty payments vary with the amount of sales of a product to which the Contract relates, and (II) for which such royalty payments have not exceeded $2,500,000 for any of the years ended December 31, 2003, 2004 and 2005), (C) partnership, joint venture or limited liability or management agreement with any Person (other than as solely between or among the Company or any of its Subsidiaries),
(D) except for this Agreement and any other document executed in connection with the Amalgamation, Contract relating to any merger, consolidation, business combination, share exchange, business acquisition, or for the purchase, acquisition, sale or disposition of any assets (other than the sale of inventory in the ordinary course of business) of the Company or any of its Subsidiaries, in each case in which the consideration would have a value in excess of $2,500,000, (E) Contract containing a non-compete or exclusivity provision that materially limits the right (geographically or otherwise) of the Company or any of its Subsidiaries to conduct any line of business or compete with any Person, or (F) any material IP License that relates to a Key Product.

          (ii) Each Material Contract is (A) a valid and binding obligation upon the Company or any of its Subsidiaries that is a party thereto, (B) to the knowledge of the Company, a valid and binding obligation of each other party thereto, and (C) in full force and effect. No event has occurred that, with or without notice, the passage of time or both, would constitute a default by the Company or any of its Subsidiaries, or any other party thereto, under any provision thereof or that would permit modification, cancellation, foreclosure, imposition of any Lien, prepayment or acceleration or termination of any Material Contract by any other party thereto or by it, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received any written notice regarding any violation or breach of, or default under, any Material Contract, or any intention to terminate any such Material

Contract which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

          (h) Litigation. Except as disclosed in the Company Reports filed prior to the date of this Agreement, (i) there are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, in each case, which would individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby.

          (i) Employee Benefits. (i) All benefit and compensation plans, contracts, agreements, policies or arrangements covering current or former employees of the Company and any of its Subsidiaries (the "Employees") and current or former directors of the Company, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and each material employment, consulting, severance, termination, retirement, profit sharing, bonus, incentive or deferred compensation, retention or change in control plan, program, arrangement, agreement or commitment, and each bonus, stock option, restricted stock or other equity-based, profit sharing, savings, life, health, disability, accident, medical, insurance, vacation, other material fringe benefit or other employee compensation plan, program, arrangement, agreement or policy (the "Benefit Plans") are listed on Section 5.1(i) of the Company Disclosure Letter. True and complete copies of all Benefit Plans listed on
Section 5.1(i) of the Company Disclosure Letter, including, if applicable, any trust instruments and insurance contracts forming a part of any Benefit Plans, all amendments thereto and the most recent determination letters issued by the Internal Revenue Service (the "IRS"), all government and regulatory approvals received from any foreign governmental authority in respect of any Non-U.S. Benefit Plans (defined below), the most recent summary plan descriptions (including any material modifications), the two most recent annual reports on Form 5500 (including all attachments thereto), the two most recent actuarial reports and the two most recent audited financial reports for any funded Benefit Plan, have been made available to Parent.

          (ii) All Benefit Plans, other than "multiemployer plans" within the meaning of Section 3(37) of ERISA (each, a "Multiemployer Plan"), and all benefit plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States ("Non-U.S. Benefit Plans"), are in substantial compliance with ERISA, the Internal Revenue Code of 1986, as amended (the "Code"), and other applicable Laws. Each Benefit Plan which is subject to ERISA (the "ERISA Plans") that is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither the Company nor any of its Subsidiaries has incurred nor reasonably expects to incur a material tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

          (iii) Neither the Company nor any of its Subsidiaries, nor any entity which is considered one employer with the Company under Section 4001 of ERISA or
Section 414 of the Code (A) maintains or contributes to or has within the past six years maintained or contributed to a Pension Plan that is subject to Subtitles C or D of Title IV of ERISA or Section 412 of the Code or (B) maintains or has an obligation to contribute to or has within the past six years maintained or had an obligation to contribute to a Multiemployer Plan. All contributions required to be made under the terms of any Benefit Plan, as of the date hereof, have been timely made or have been reflected on the Company Reports.

          (iv) As of the date hereof, there is no material pending or, to the knowledge of the Company threatened, litigation relating to the Benefit Plans and no Benefit Plan is the subject of an audit or investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal, state or local governmental agency, department or authority or any foreign governmental agency, department or authority. Neither the Company nor any of its Subsidiaries has any obligations to provide health, accident, disability, life insurance or death benefits with respect to any current or former employees, consultants or directors or any retirees of the Company or any of its Subsidiaries, or the spouses, dependents or beneficiaries of any of the foregoing, beyond the termination of employment or service of any such employee, consultant, director or retiree, whether under any Benefit Plan or otherwise, other than as required under Section 4980B of the Code or other applicable Law. The Company or its applicable Subsidiary may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

          (v) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. None of the execution of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise), will (A) entitle any current or former employee, consultant or director of the Company or any of its Subsidiaries to any payment, (B) increase the amount of compensation or benefits due to any such employee, consultant or director, (C) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit, (D) result in any "parachute payment" under Section 280G of the Code (whether or not such payment would be considered reasonable compensation for services rendered) or (E) result in payments which would not be deductible under Section 162(m) of the Code.

          (vi) To the extent the Company or any of its Subsidiaries has made any payments or provided any benefits to any "service provider" that would constitute "deferred compensation," in each case within the meaning of Section 409A of the Code, such payments have been made, and such benefits have been provided, in good faith compliance with IRS Notice 2005-1, the proposed regulations promulgated under Section 409A of the Code prior to the date hereof, or with the provisions of Section 409A of the Code.

          (vii) All stock options granted under the Stock Plans have been granted in compliance, in all material respects, with the terms of applicable Law and the applicable Stock Plans and the exercise price of each such option was determined in accordance with the applicable Stock Plan.

          (viii) With respect to each Non-U.S. Benefit Plan: (A) each such plan has been administered in all material respects in accordance with its terms and all applicable Laws, (B) all contributions, premiums, accruals, payments or reimbursements required by applicable Law or the terms of the applicable plan for all periods ending prior to or as of the date hereof have been made, and (C) the current value of liabilities under each such plan do not exceed the assets and reserves set aside under such plan as of the date hereof in an amount that would be material.

          (j) Compliance with Laws; Permits. (i) The Company and each of its Subsidiaries are in compliance with all federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees, licenses and permits of any Governmental Entity (collectively, "Laws") applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, except for such non-compliance that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.

          (ii) The Company and each of its Subsidiaries has all permits, licenses, orders and other governmental authorizations, consents and approvals necessary to own, lease or operate its properties and to conduct its business as presently conducted (collectively, the "Permits"), except those the absence of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. There has occurred no default, revocation or suspension under any such Permit, and no event has occurred that permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Permit that is currently in effect, except in each case for any default, revocation, suspension, event, non-renewal, modification, suspension, limitation or termination that individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.

          (k) Takeover Statutes. No "fair price," "moratorium," "control share acquisition," "business combination" or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company's memorandum of association and bye-laws is applicable to the Company, the Shares, the Amalgamation or the other transactions contemplated hereby.

          (l) Environmental Matters. (i) Except as set forth in the Company Reports filed prior to the date hereof (A) to the knowledge of the Company, the Company and its Subsidiaries are now and have always been in compliance, in all material respects, with all applicable Environmental Laws and have all permits necessary to conduct current operations; and (B) there have not been any Hazardous Substances used, generated, treated, stored, transported, disposed of, or released on, under, about, or emanating to or from any property currently or previously owned, leased or operated by the Company or any of its Subsidiaries at the time such property was owned, leased or operated by the Company or any of its Subsidiaries except as permitted under applicable Environmental Laws.

          (ii) Except as set forth in the Company Reports filed prior to the date hereof, the Company and its Subsidiaries (A) are not the subject of any pending written notice from any Governmental Entity or any other Person alleging a material violation of, or liability under, any applicable Environmental Laws nor, to the knowledge of the Company, is the Company or any Subsidiaries aware of any probable basis for such a notice; and (B) are not, to the knowledge of the Company, currently subject to any investigation, court order, administrative order or decree arising under any Environmental Law. The Company has made available to Parent copies of all environmental reports, studies, assessments and sampling data in its possession or control relating to any properties currently or previously owned, leased or operated by the Company or any of its Subsidiaries.

          (m) Taxes. (i) The Company and its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (B) have paid all Taxes (as defined below) that are due and owing, whether or not shown as due on such filed Tax Returns, except with respect to matters contested in good faith; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such waiver or extension. No deficiencies for Taxes of the Company or its Subsidiaries have been claimed, proposed or assessed by any authority and, as of the date hereof, there are not pending or, to the knowledge of the Company, threatened, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. No claim has ever been made by an authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction. The Company has made available to Parent true and correct copies of all Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2005 (if any), 2004 and 2003, and complete and accurate copies of all examination reports and statements of deficiencies assessed against, and received by, or agreed to, by any of the Company and its Subsidiaries (and their respective predecessors) since December 31, 2001. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company) with respect to any Taxes has been executed or filed with any authority.

          (ii) The unpaid Taxes of the Company did not, as of the date of the most recent Company financial statements included in the Company Reports, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the most recent Company financial statements included in the Company Reports. Since the date of the most recent Company financial statements included in the Company Reports, the Company has not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

          (iii) There are no Liens for Taxes on any assets of the Company other than Liens for Taxes not yet due and payable.

          (iv) There are no Tax-sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving the Company, and, after the Effective Time, the Company shall not be bound by any such Tax-sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Effective Time.

          (v) The Company has never been a member of a group filing a consolidated Tax Return (other than a group the common parent of which is the Company). The Company has no liability for the Taxes of any other Person (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (B) as a transferee or successor, (C) by contract, or
(D) otherwise.

          (vi) The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

          (vii) The Company has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

          (viii) Neither the Company nor any of its Subsidiaries incorporated outside of the United States is a "surrogate foreign corporation" within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

          (n) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor, as of the date hereof, is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the Company, threatened, nor has there been for the past five years, any employee strike, material labor dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. There are no claims, controversies, investigations, legal proceedings or complaints pending or, to knowledge of the Company, threatened, by any Governmental Entity, any employees, any party or parties representing any of such employees, or any former employer of a current employee, against the Company or any of its Subsidiaries before any court, arbitrator or other tribunal that are reasonably likely to have a Company Material Adverse Effect.

          (o) Insurance. All material fire and casualty, general liability, business interruption, product liability and sprinkler and water damage insurance policies maintained by the Company and its Subsidiaries are with reputable insurance carriers and are of such character and in such amounts as are in accordance with normal industry practice for companies engaged in similar businesses.

          (p) Real Property; Assets. (i) Section 5.1(p) of the Company Disclosure Letter identifies (A) a complete, accurate and current list of all real property owned by the Company and its Subsidiaries as of the date hereof and (B) a complete, accurate and current list of all real property leased or subleased by the Company and its Subsidiaries as of the date hereof (collectively, the "Leased Properties"). Copies of the lease agreements under which each Leased Property is leased (the "Leases") have been made available to Parent. No event has occurred that, with or without notice, the passage of time or both, would cause a breach or default under any such Lease, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

          (ii) The Company and each of its Subsidiaries has good and valid title to, or, in the case of Leased Properties and other leased assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, easements, title defects, deeds of trust, rights of way, restrictive covenants, encroachments or similar restrictions or limitations, except (A) as reflected in the Company's most recent balance sheet contained in the Company Reports, statutory landlord Liens or Liens arising under equipment leases entered into in the ordinary course of business consistent with past practice, (B) Liens for Taxes not yet due and payable, (C) such imperfections of title and encumbrances, if any, that do not in any material respect detract from the value or interfere with the present use of the property subject thereto or affected thereby, and (D) except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

          (q) Intellectual Property. (i) Section 5.1(q) of the Company Disclosure Letter sets forth a list of (A) all registered patents, trademarks, copyrights, mask works and applications therefor owned by the Company or any of its Subsidiaries, indicating the name of the registered owner, the registration or application number and the applicable filing jurisdiction. True and correct copies of all material IP Licenses that relate to any of the Key Products have been made available to Parent.

          (ii) The Company and/or its Subsidiaries owns, or has licensed or otherwise possesses the right to make, use, sell, copy, distribute, make derivative works of, publicly perform and publicly display (collectively, "Use") all Intellectual Property that is Used in, or necessary for, the business of the Company and its Subsidiaries as currently conducted (collectively, "Business Intellectual Property"), except for any such failures to own, be licensed or possess that individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect. The execution, delivery and performance of this Agreement will not change, or constitute or result in any change, in the rights of the Company or any of its Subsidiaries to Use the Business Intellectual Property, except for any such change that individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect. With respect to Business Intellectual Property owned by, or in the case of copyrights, exclusively licensed to, the Company and/or its Subsidiaries (collectively, the "Owned Intellectual Property"), neither the Company nor any of its Subsidiaries has granted any security interests, rights of first refusal, rights of first negotiation, options, calls or puts in any Business Intellectual Property. The Owned Intellectual Property is valid, subsisting, in full force and effect and to the Company's knowledge, enforceable, and the Company and/or its Subsidiaries own all right, title and interest therein (including the sole right to enforce) free and clear of all Liens.

          (iii) Except as disclosed in Company Reports:

          (A) neither the Company nor any of its Subsidiaries is in violation of any IP License or other Material Contract as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries purports to have the right to Use any Business Intellectual Property from third parties (collectively, "Third-Party Intellectual Property"), except for any such failures to own, be licensed or possess that individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries will be in violation of any such agreement as a result of the execution and delivery of this Agreement or the performance of the Company's obligations hereunder;

          (B) no claims, litigation, oppositions, cancellations, proceedings or objections with respect to (I) Owned Intellectual Property or (II) to the knowledge of the Company, Third-Party Intellectual Property, are currently pending or are threatened by any Person;

          (C) to the knowledge of the Company, there is no valid ground for any bona fide claims (I) to the effect that the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates (including in the manufacture, sale, licensing or use of any product as now Used, sold or licensed or proposed for use, sale or license by the Company or any of its Subsidiaries) any Intellectual Property of any Person; (II) against the use by the Company or any of its Subsidiaries of any Business Intellectual Property Used in the business of the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted; (III) challenging the ownership, validity or enforceability of any of the Owned Intellectual Property; or (IV) challenging any license or right to Use the Third-Party Intellectual Property by the Company or any of its Subsidiaries, except, in the case of (III) or (IV), as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect;

          (D) to the knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Owned Intellectual Property by any other Person, including any employee, consultant or former employee or consultant of the Company or any of its Subsidiaries, except in each case as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect;

          (E) the Company has taken reasonable measures to protect and preserve the trade secret status of all trade secrets that are Business Intellectual Property. It is the policy of the Company and each of its Subsidiaries to require all employees and consultants to enter into or be bound by confidentiality agreements or undertakings for the benefit of the Company and/or its Subsidiaries which require such employees and consultants to maintain the confidence of its trade secrets. All material Intellectual Property developed on behalf of the Company or any of its Subsidiaries either constitutes work made for hire or has been assigned to the Company;

          (F) all of the Company's and its Subsidiaries' information technology systems and computers, and Owned Intellectual Property (and all parts thereof), have not materially malfunctioned or failed within the past three years and otherwise operate as required by the Company and its Subsidiaries in connection with their respective businesses; and

          (G) To the knowledge of the Company and its Subsidiaries, none of the Company or any of its Subsidiaries has received any written notice asserting such Company's or Subsidiary's breach of, or default under, any Material Contract that is an IP License, or written notice of any intention of the other party thereto to terminate any such IP License prior to the expiration of its stated term, where the breach or default under, or termination of, such IP License would reasonably be likely to have a material and adverse effect on the Company's or a Subsidiary's rights with respect to a Key Product.

          (r) Affiliate Transactions. Except as disclosed in the Company Reports, there are no transactions, agreements, arrangements or understandings between (i) the Company or any of its Subsidiaries, on the one hand, and (ii) any Affiliate of the Company (other than the Company's Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

          (s) Product Liability. The Company is not aware of any claim, or event that would be reasonably likely to result in a claim, against the Company or any of its Subsidiaries for injury to any person or property of employees or any third parties suffered as a result of the sale of any product or performance of any service by the Company or any of its Subsidiaries, including claims arising out of the defective or unsafe nature of its products or services, which could, individually or in the aggregate, have a Company Material Adverse Effect.

          (t) Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any agent or employee has, directly or indirectly, materially violated any applicable provision of the Foreign Corrupt Practices Act of 1977, as amended.

          (u) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Amalgamation or the other transactions contemplated hereby, except that the Company has employed Navigant as its financial advisor, the arrangements with which have been disclosed to Parent prior to the date hereof. The Company has made available to Parent a true and correct copy of all engagement letters relating to arrangements with Navigant.

          5.2. Representations and Warranties of Parent and Amalgamation Sub. Except as set forth in the disclosure letter delivered to the Company by Parent on or prior to entering into this Agreement (the "Parent Disclosure Letter"), each of Parent and Amalgamation Sub hereby represents and warrants to the Company that:

          (a) Organization and Good Standing. Each of Parent and Amalgamation Sub is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease, license and operate its properties and assets and to carry on its business as presently conducted.

          (b) Corporate Authority. Each of Parent and Amalgamation Sub has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Amalgamation and the other transactions involving Parent and Amalgamation Sub contemplated by this Agreement, including having obtained the requisite approval of the shareholders of Amalgamation Sub by a vote of at least three-fourths of those voting at the meeting of shareholders. This Agreement has been duly authorized and executed by each of Parent and Amalgamation Sub and is a valid and binding agreement of Parent and Amalgamation Sub, enforceable against each of Parent and Amalgamation Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

          (c) Governmental Filings; No Violations.

          (i) Other than the filings and/or notices (A) pursuant to Section 1.2,
(B) under the HSR Act and the Exchange Act, (C) to comply with state securities or "blue sky" laws, (D) required to be made with the New York Stock Exchange,
(E) required to be made pursuant to applicable foreign antitrust and competition laws and (F) pursuant to the Bermuda Act, no notices, reports or other filings are required to be made by Parent or Amalgamation Sub with, nor are any consents, waivers, registrations, approvals, permits, authorizations, notices or filings required to be obtained by Parent or Amalgamation Sub from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Parent and Amalgamation Sub and the consummation by Parent and Amalgamation Sub of the Amalgamation and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

          (ii) The execution, delivery and performance of this Agreement by Parent and Amalgamation Sub do not, and the consummation by Parent and Amalgamation Sub of the Amalgamation and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the governing instruments of Parent or Amalgamation Sub, (B) a breach or violation of, or a default, termination or cancellation under, or the acceleration of any obligations or the creation of a Lien on the assets of Parent or Amalgamation Sub (with or without notice, lapse of time or both) pursuant to, any Contracts binding upon Parent or Amalgamation Sub or any Law or Order applicable to Parent or Amalgamation Sub or by which its or any of their respective properties is bound or affected or (C) any change in the rights or obligations of any party (including requiring any consents or waivers) under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, termination, cancellation, Lien or change that, individually or in the aggregate, would not reasonably be likely to have a Parent Material Adverse Effect.

          (d) Brokers and Finders. Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Amalgamation or the other transactions contemplated hereby, except that Parent has employed Lehman Brothers Inc. as its financial advisor, the arrangements with which have been disclosed to the Company prior to the date hereof.

          (e) Available Funds. Parent has all funds necessary to satisfy all of its obligations hereunder and in connection with the Amalgamation and the other transactions contemplated hereby.

                                   ARTICLE VI

                                    Covenants

          6.1. Interim Operations. The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing, which decision whether to approve shall not be unreasonably delayed, and except as otherwise expressly contemplated hereby or set forth in the Company Disclosure Letter):

          (a) (i) the business of it and its Subsidiaries shall be conducted in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use all reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors and employees; and (ii) it shall, and shall cause its Subsidiaries to, pay Taxes of the Company and its Subsidiaries when due and payable, except to the extent that both (A) any such Tax is contested in good faith by the Company or any of its Subsidiaries, and (B) adequate reserves shall have been provided for with respect to such Tax;

          (b) it shall not (i) amend or restate the organizational documents of the Company or any of its Subsidiaries; (ii) split, combine or reclassify its outstanding shares of capital stock; (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property in respect of any shares of its capital stock, other than dividends from any of its Subsidiaries to it and other than its regular quarterly cash dividend of $0.05 per Share payable on July 31, 2006 and October 31, 2006, provided, that (A) if the Effective Time shall occur on or prior to October 31, 2006, the Company shall not pay (or declare to be paid) a dividend on October 31, 2006, and (B) at any time on or prior to October 10, 2006, the Company may not declare any dividend to be paid on October 31, 2006; or (iv) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any Shares or any securities convertible into or exchangeable or exercisable for any shares of its capital stock other than repurchases of securities from employees upon termination of employment;

          (c) neither it nor any of its Subsidiaries shall (i) issue, sell, pledge, dispose of, transfer or encumber, or authorize the issuance, sale, pledge, disposition, transfer or encumbrance of any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or other equity interests (other than (A) grants of Company Options or restricted Shares in connection with regular quarterly grants to directors of the Company, in each case not to exceed, in any calendar quarter, 600 Shares for each outside director and the chairman of the board of directors of the Company, and (B) Shares issuable pursuant to Company Options outstanding on the date hereof); (ii) transfer, lease, license, sell, dispose of or encumber or authorize the transfer, lease, licensing, sale, disposition or encumbrance of any business unit or any material assets of the Company or any of its Subsidiaries, other than sales of inventory in the ordinary course of business; or (iii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise become liable for the obligations of any Person in a principal amount not to exceed $250,000 in the aggregate for the Company and its Subsidiaries, taken as a whole (other than indebtedness between or among the Company and/or its Subsidiaries or letters of credit issued to support purchase obligations of the Company or any of its Subsidiaries in the ordinary course of business);

          (d) neither it nor any of its Subsidiaries shall increase the compensation payable or to become payable to its officers or to employees who are not officers or directors (other than, in each case, planned merit or promotional increases or increases in the ordinary course of business consistent with past practice, in each case which are described in Section 6.1(d) of the Company Disclosure Letter), or grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries (except, in the case of employees who are not officers or directors, in accordance with the terms of the Benefit Plans), or establish, adopt, enter into or amend, any collective bargaining agreement or Benefit Plan, except for amendments of an administrative nature that would have a de minimis effect on the cost of maintaining the Benefit Plan or as required by Law;

          (e) except in the ordinary course of business consistent with past practice, neither it nor any of its Subsidiaries shall (i) enter into, amend, terminate, renew or extend, or waive, release or assign any material rights or any material claims under any Contract that would be material to the Company and its Subsidiaries taken as a whole or (ii) license, lease, sell or otherwise dispose of, or (other than with respect to the natural expiration of copyrights and patents in accordance with their scheduled expiration dates) cause the lapsing or abandonment of any material Owned Intellectual Property;

          (f) neither it nor any of its Subsidiaries shall make any capital expenditures or other expenditures with respect to property, plant or equipment, in each case that would exceed $2,500,000 in the aggregate for the Company and its Subsidiaries, taken as a whole;

          (g) neither it nor any of its Subsidiaries shall acquire by merger, consolidation, acquisition of assets or capital stock or any similar transaction any corporation, partnership, limited liability company or other business organization or all or substantially all of the assets of any such entity;

          (h) neither it nor any of its Subsidiaries shall settle or compromise any claims or litigation in which (i) the amount settled or compromised exceeds $250,000 (other than in the ordinary course of business consistent with past practice as a result of sales or warranty programs) or (ii) such settlement or compromise provides for the grant, transfer or relinquishment of any rights or other non-monetary consideration and does not contain a full and unconditional release of the Company and its Subsidiaries;

          (i) neither it nor any of its Subsidiaries shall make any change, other than as required by GAAP or by the SEC, to its accounting principles or procedures;

          (j) neither it nor any of its Subsidiaries shall make or change any material Tax election, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any material Tax Return, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax, surrender any right to claim a material Tax refund or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

          (k) neither it nor any of its Subsidiaries shall (i) make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company or any of its Subsidiaries) in excess of $500,000 in the aggregate, other than investments in cash or cash equivalents in the ordinary course of business consistent with existing investment policies, or (ii) conduct any write-down of assets, including inventory or accounts receivable, other than as required by GAAP;

          (l) neither it nor any of its Subsidiaries shall authorize or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or otherwise alter in any material fashion its corporate, capital or ownership structure;

          (m) neither it nor any of its Subsidiaries shall fail to use reasonable best efforts to maintain their existing insurance policies in all material respects in effect as of the date hereof; and

          (n) neither it nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing.

          6.2. Acquisition Proposals. (a) The Company agrees that neither it nor any of its Subsidiaries nor any of their respective officers and directors shall, and that it shall not authorize or permit its or any of its Subsidiaries' employees, agents and representatives to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, amalgamation or similar transaction involving the Company, or with respect to any purchase, acquisition, assignment, lease or transfer of 25% or more of the consolidated assets of the Company or 25% or more of the equity securities of the Company, or any combination of the foregoing (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). The Company further agrees that neither it nor any of its Subsidiaries nor any of their respective officers and directors shall, and that it shall not authorize or permit its or any of its Subsidiaries' employees, agents and representatives to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to a proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal or enter into an agreement or agreement in principle with respect to an Acquisition Proposal.

          (b) The provisions of Section 6.2(a) shall not prevent the Company or its Board of Directors, prior to obtaining the Company Requisite Vote and subject to complying with the terms of this Agreement, from (A) complying with its disclosure obligations under applicable Law; (B) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from such Person requesting such information an executed confidentiality agreement on terms no more favorable to such person than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making, or amendment, of an Acquisition Proposal); (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; (D) recommending such an Acquisition Proposal to the shareholders of the Company; or (E) entering into a binding written agreement concerning a transaction that constitutes a Superior Proposal, if, (i) in each case referred to in clause (B), (C), (D) and/or (E) above, the Board of Directors of the Company determines in good faith after consultation with outside legal counsel and the Company's financial advisor that such action is likely to be required in order for its directors to comply with their respective fiduciary duties under applicable Law and (ii) in each case referred to in clause (D) and/or (E) above, (x) the Company has given Parent five business days' prior written notice (such five business day period to recommence upon notification by the Company of any material change to the applicable Acquisition Proposal) of its intention to take any such action (including attaching the most current version of any such binding written agreement referred to in clause (E) above) and (y) at the end of such five business day period, after taking into account any adjusted, modified or amended terms proposed by Parent, the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and financial advisor) that such Acquisition Proposal, if accepted, has substantially the same likelihood of consummation as the Amalgamation, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to the Company's shareholders from a financial point of view than the Amalgamation (any Acquisition Proposal as to which the Company's Board of Directors make such good faith determination being referred to in this Agreement as a "Superior Proposal"). The Company agrees that it will not recommend to the shareholders of the Company an Acquisition Proposal referred to in clause (D) above or enter into a binding agreement referred to in clause (E) above until, in each case, at least the sixth business day after it has provided the notice (or revised notice, as the case may be) to Parent required under the previous sentence. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.

          (c) The Company agrees that it will notify Parent promptly (and in any event within twenty-four (24) hours) upon receipt of any Acquisition Proposal by it or any of its representatives, including the material terms of such proposal, the identity of the potential acquiror, any information requested from the Company, or of any negotiations or discussions being sought to be initiated with the Company. The Company shall keep Parent fully informed on a prompt basis with respect to any material changes to the applicable Acquisition Proposal, the Company's intention to enter into an Acquisition Proposal or any other material developments with respect to the foregoing. The Company will simultaneously provide to Parent any non-public information concerning the Company or its Subsidiaries provided to any Person that was not previously provided to Parent.

          6.3. Company Shareholders Meeting. The Company will take, in accordance with applicable Law and its memorandum of association and bye-laws, all action necessary to convene a meeting of holders of Shares (the "Company Shareholders Meeting") as promptly as practicable after the date hereof to consider and vote upon this Agreement. Subject to fiduciary obligations under applicable Law, the Company's Board of Directors shall recommend approval of this Agreement and shall take all lawful action to solicit such approval. For the avoidance of doubt, nothing herein shall prevent the Company's Board of Directors from withholding, withdrawing, amending or modifying its recommendation that the Company's shareholders vote in favor of this Agreement if the Company's Board of Directors determines in good faith after consultation with outside legal counsel and the Company's financial advisor that it is necessary to do so in order to act in a manner consistent with their fiduciary duties under applicable Law; provided that Section 6.2 shall govern the withholding, withdrawing, amendment or modifying of such recommendation in the circumstances described therein.

          6.4. Information Supplied. (a) The Company agrees, as to itself and its Subsidiaries, that none of the information included or incorporated by reference (i) in the Proxy Statement and any amendment or supplement thereto, at the date of mailing to shareholders and at the time of the Company Shareholder Meeting, and (ii) in any other filings required to be made by the Company with the SEC in connection with the Amalgamation, or any amendment or supplement thereto (collectively, the "Other Filings"), at the time of filing and at any distribution or dissemination thereof, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company's covenants contained in clauses (i) and (ii) above will not apply to statements or omissions included in the Proxy Statement or any Other Filings based upon information furnished in writing to the Company by Parent or Amalgamation Sub specifically for use therein. The Company agrees that the Proxy Statement and any Other Filings, and any amendments or supplements thereto, when filed by the Company with the SEC, or when distributed or otherwise disseminated to the Company's shareholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act (including a form of proxy statement that complies as to form in all material respects with the requirements of Section 14(a) of the Exchange Act as if such section were applicable to the Company) and other applicable Laws.

          (b) Parent agrees, as to itself and Amalgamation Sub, that none of the information supplied or to be supplied by it or Amalgamation Sub in writing specifically for use in (i) the Proxy Statement and any amendment or supplement thereto, at the date of mailing to shareholders and at the time of the Company Shareholders Meeting, or (ii) any Other Filing, at the time of filing and at any distribution or dissemination thereof, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          6.5. Filings; Other Actions; Notification. (a) In connection with the Company Shareholders Meeting, the Company shall as promptly as reasonably practicable prepare a proxy statement relating to the transactions contemplated by this Agreement and the Amalgamation (the "Proxy Statement") in accordance with applicable Law, including the Bermuda Act, and shall file or furnish the Proxy Statement with the SEC no later than thirty (30) days after the date of this Agreement. The Company shall mail the Proxy Statement to its shareholders as promptly as reasonably practicable thereafter. The Company shall as promptly as practicable notify Parent and Amalgamation Sub of the receipt of any oral or written comments from the SEC relating to any request from the SEC for amendments of, or supplements to, the Proxy Statement, as well as any request by the SEC for additional information relating to the Proxy Statement. The Company (in consultation with Parent and Amalgamation Sub) shall use its reasonable best efforts to respond to the comments of the SEC, if any, with respect to the Proxy Statement (including filing all exhibits and other document required to be so filed with the SEC in response to such comments). The Company shall provide Parent and Amalgamation Sub with a reasonable opportunity to review and comment on drafts of the Proxy Statement (including each amendment or supplement thereto) and all responses to requests, if any, for additional information by and replies to comments of the SEC, prior to filing such with, or sending such to, the SEC. If at any time prior to the Company Shareholders Meeting, any information should be discovered by any party that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and disseminated by the Company to the shareholders of the Company; provided that prior to such mailing of any amendment or supplement, the Company shall provide Parent with the right to review and comment on such amendment or supplement as described in this Section
6.5. Subject to Section 6.2, the Proxy Statement shall contain the Company Recommendation.

          (b) The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part hereunder and applicable Laws to consummate and make effective the Amalgamation and the other transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party (including shareholders) and/or any Governmental Entity in order to consummate the Amalgamation or any of the other transactions contemplated hereby. Subject to
Section 6.5(a) and applicable Laws relating to the exchange of information, to the extent practicable, Parent and the Company shall have the right to reasonably collaborate in connection with any communication that Parent or the Company makes to any Governmental Entity regarding the Amalgamation and the other transactions contemplated hereby before such communication is made.

          (c) The Company shall, upon request by Parent, furnish Parent, the SEC and any other Governmental Entities with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent to any third party and/or any Governmental Entity in connection with the Amalgamation and the transactions contemplated hereby.

          (d) Parent shall, upon request by the Company, furnish the Company, the SEC and any other Governmental Entities with all information concerning itself and Amalgamation Sub and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of the Company or any of its Subsidiaries to any third party and/or any Governmental Entity in connection with the Amalgamation and the transactions contemplated hereby.

          (e) The Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notice or other communications received by Parent, Amalgamation Sub, the Company or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Amalgamation and the other transactions contemplated hereby.

          6.6. Access. Upon reasonable notice, and except as may otherwise be required by applicable Law, the Company shall (and shall cause its Subsidiaries to) afford Parent's officers, employees, counsel, accountants and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts, records, officers, employees and representatives and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties, Contracts, financial data, personnel and other information as may reasonably be requested, provided that the foregoing shall not require the Company or any of its Subsidiaries to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure. All requests for information made pursuant to this Section shall be directed to an executive officer of the Company, as the case may be, or such Person as may be designated by the Company's officers, as the case may be. All such information shall be governed by the terms of the Confidentiality Agreement.

          6.7. Publicity. The initial press release with respect to the transactions contemplated hereby shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Amalgamation and the other transactions contemplated hereby and prior to making any filings with any third party and/or any Governmental Entity (including any national securities interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities interdealer quotation service.

          6.8. Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Amalgamation and the other transactions contemplated by this Agreement not to be satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that would reasonably be expected to result in any condition to the obligations of any party to effect the Amalgamation and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this
Section 6.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

          6.9. FIRPTA Certificate. Prior to the Application Date, the Company shall deliver to Parent such forms and certificates, duly executed and acknowledged, in form and substance reasonably satisfactory to Parent, certifying that the Amalgamation is exempt from withholding under Section 1445 of the Code.

          6.10. Benefits. Subject to the terms of any collective bargaining agreement currently in effect or which may be in effect in the future, Parent agrees that, during the period commencing at the Effective Time and ending on the second anniversary thereof, the employees of the Company and each of its Subsidiaries will continue to be provided with benefits under employee benefit plans that will be substantially similar in the aggregate to those currently provided by the Company and each of its Subsidiaries to such employees. Parent shall, or shall cause the Amalgamated Company to, honor in accordance with their terms: (a) all employee benefit obligations to current and former employees of the Company accrued as of the Effective Time, (b) to the extent set forth in the Company Disclosure Letter, all employment or severance agreements entered into prior to the date hereof and (c) the severance plan terms set forth in the Company Disclosure Letter without amendment for one year immediately following the Effective Time. Subject to the terms of any collective bargaining agreement currently in effect or which may be in effect in the future, Parent will cause each employee benefit plan of Parent in which employees of the Company are eligible to participate to take into account for purposes of eligibility, vesting and benefit accrual (other than benefit accrual under any defined benefit pension plan) thereunder the service of such employees with the Company as if such service were with Parent to the same extent that such service was credited under a comparable plan of the Company.

          6.11. Expenses. The Amalgamated Company shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article IV, and Parent shall reimburse the Amalgamated Company for such charges and expenses. Whether or not the Amalgamation is consummated, except as set forth in Section 8.5(b), Section 8.5(c) and Section 8.5(d), all costs and expenses incurred in connection with this Agreement and the Amalgamation and the other transactions contemplated hereby shall be paid by the party incurring such expense.

          6.12. Indemnification; Directors' and Officers' Insurance. (a) Parent and the Amalgamated Company jointly and severally shall indemnify and hold harmless, to the extent permitted under the Company's memorandum of association and by-laws and indemnification agreements, if any, in existence on the date of this Agreement, each present and former director, officer and employee of the Company and each of its Subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated hereby.

          (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify in writing Parent or the Amalgamated Company, but the failure to so notify shall not relieve Parent or the Amalgamated Company of any liability it may have to such Indemnified Party if such failure does not materially prejudice Parent or the Amalgamated Company. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Amalgamated Company shall have the right to assume the defense thereof and neither Parent nor the Amalgamated Company shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Amalgamated Company elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Amalgamated Company and the Indemnified Parties such that it would be unethical or inappropriate for the same counsel to represent both the Indemnified Parties, on one hand, and Parent and Amalgamation Sub, on the other hand, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Amalgamated Company shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties reasonably promptly as statements therefor are received; provided, however, that Parent and the Amalgamated Company shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties (in addition to any local counsel) unless the use of one counsel for such Indemnified Parties would present such counsel with such a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) neither Parent nor the Amalgamated Company shall be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld; and provided, further, that neither Parent nor the Amalgamated Company shall have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Parent may not agree to any settlement of any such claim or action, other than solely for monetary damages for which Parent shall be responsible hereunder, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, unless such settlement includes an explicit and unconditional release from the party bringing such claim. In any action hereunder as to which Parent has assumed the defense thereof, the Indemnified Party shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but Parent shall not be obligated hereunder to reimburse the indemnified party of the costs or expenses thereof, except as otherwise provided in this Section. If the indemnity provided for by this Section is not available with respect to any Indemnified Party, then the Amalgamated Company and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

          (c) The Amalgamated Company shall maintain, and Parent shall cause the Amalgamated Company to maintain, the Company's existing officers' and directors' liability insurance for a period of six years after the Effective Time (provided that coverage limits in the aggregate for the entire six-year period are not less than the current annual limits, provided, further, that if such coverage is unavailable, the Amalgamated Company shall use its reasonable best efforts to obtain substantially equivalent coverage) with respect to claims arising from facts or events that occurred prior to the Effective Time; provided, however, that in no event shall the Amalgamated Company be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance; provided further, however, that if the premiums for such coverage exceed such amount, the Amalgamated Company shall purchase a policy with the greatest coverage available for such 200% of the current annual premiums paid by the Company. In lieu of the foregoing, Parent or the Amalgamated Company may obtain a "tail" policy of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers covering events occurring at or prior to the Effective Time for a period of not fewer than six (6) years after the Effective Time at a cost not to exceed 200% of the current annual premiums paid by the Company for the year ended December 31, 2005.

          (d) If Parent or the Amalgamated Company or any of their respective successors or assigns (i) shall consolidate or amalgamate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Amalgamated Company shall assume all of the obligations set forth in this Section.

          (e) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

          6.13. Guarantee. Mattel hereby fully and unconditionally guarantees to the Company the performance of all obligations hereunder of Parent, Amalgamation Sub and any of their respective assignees permitted under Section 9.13 (the "Permitted Assignees") and the due and punctual payment by Parent, Amalgamation Sub and any of their respective Permitted Assignees in full of any amounts payable by Parent, Amalgamation Sub and any of their respective Permitted Assignees pursuant to this Agreement.

                                  ARTICLE VII

                                   Conditions

          7.1. Conditions to Each Party's Obligation to Effect the Amalgamation. The respective obligation of each party to effect the Amalgamation is subject to the satisfaction or waiver at or prior to the Application Date of each of the following conditions:

          (a) Shareholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Company Requisite Vote in accordance with applicable Law and the memorandum of association and the bye-laws of the Company.

          (b) Regulatory Consents. The waiting period applicable to the consummation of the Amalgamation under the HSR Act shall have expired or been terminated and, other than the filing provided for in Section 1.2, all notices, reports and other filings required to be made prior to the Application Date by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Application Date by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Amalgamation and the other transactions contemplated hereby by the Company, Parent and Amalgamation Sub shall have been made or obtained (as the case may be).

          (c) Litigation. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (collectively, an "Order") that is in effect and restrains, enjoins or otherwise prohibits consummation of the Amalgamation or the other transactions contemplated hereby.

          7.2. Conditions to Obligations of Parent and Amalgamation Sub. The obligations of Parent and Amalgamation Sub to effect the Amalgamation are also subject to the satisfaction or waiver by Parent at or prior to the Application Date of the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Application Date as though made on and as of the Application Date (except to the extent any such representation or warranty expressly speaks as of an earlier date), and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect; provided, however, that notwithstanding anything herein to the contrary, this subsection shall be deemed to have been satisfied even if such representations or warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has had, or would reasonably be likely to have, a Company Material Adverse Effect or would reasonably be likely to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby; provided, further, that in determining, solely for purposes of this subsection, whether the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has had, or would reasonably be likely to have, a Company Material Adverse Effect, any materiality exceptions contained in such representations and warranties shall not be considered.

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Application Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

          (c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

          7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Amalgamation is also subject to the satisfaction or waiver by the Company at or prior to the Application Date of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Parent and Amalgamation Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Application Date as though made on and as of the Application Date (except to the extent any such representation and warranty expressly speaks as of an earlier date), and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent and an executive officer of Amalgamation Sub to such effect; provided, however, that notwithstanding anything herein to the contrary, this subsection shall be deemed to have been satisfied even if such representations or warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, would reasonably be likely to have a Parent Material Adverse Effect.

          (b) Performance of Obligations of Parent and Amalgamation Sub. Each of Parent and Amalgamation Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Application Date, and the Company shall have received a certificate signed on behalf of Parent and Amalgamation Sub by an executive officer of Parent and an executive officer of Amalgamation Sub to such effect.

                                  ARTICLE VIII

                                   Termination

          8.1. Termination by Mutual Consent. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company referred to in

Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

          8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if (a) the Amalgamation shall not have been consummated by December 15, 2006, whether such date is before or after the date of approval by the shareholders of the Company (the "Original Termination Date"); provided, however, that if the only condition to the closing that remains unsatisfied (except for any condition that by its terms can only be satisfied at the Closing) on the Original Termination Date are any or all of the conditions set forth in Section 7.1(b) and Section 7.1(c) hereof, and such conditions are capable of being satisfied on or prior to January 31, 2007 (such later date being referred to herein as the "Outside Termination Date"), then the Original Termination Date shall be automatically extended to the Outside Termination Date without further action by or consent of any of the parties hereto, (b) the approval of the Company's shareholders required by Section 7.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Amalgamation shall become final and non-appealable (whether before or after the approval by the shareholders of the Company); provided, that the right to terminate this Agreement pursuant to clause (a) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that has been the cause of, or resulted in, the occurrence of the failure of the Amalgamation to be consummated.

          8.3. Termination by the Company. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time, by action of the Board of Directors of the Company:

          (a) if, prior to obtaining the Company Requisite Vote, (i) the Company is not in material breach of any of the terms of this Agreement, and (ii) if permitted by, and in compliance with, Section 6.2, the Board of Directors of the Company authorizes the Company to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal; or

          (b) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Amalgamation Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 20 days after written notice thereof is given by the Company to Parent.

          8.4. Termination by Parent. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Parent if (a) the Board of Directors of the Company shall have withdrawn or adversely modified its approval or recommendation of this Agreement, recommended to the shareholders of the Company that they approve an Acquisition Proposal or failed to reconfirm its recommendation of this Agreement within five business days after a written request by Parent to do so,
(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that
Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 20 days after written notice thereof is given by Parent to the Company, or (c) there has been any event, development or change of circumstance that constitutes, has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and such Company Material Adverse Effect is not cured within 20 days after written notice thereof.

          8.5. Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Amalgamation pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of this Agreement.

          (b) Without limiting Parent's rights under Section 8.5(c) or 8.5(d), the Company shall pay Parent a termination fee of $6,940,764 (the "Termination Fee"), plus up to an aggregate amount of $1,500,000 of all out-of-pocket expenses of Parent and its Affiliates, including fees and expenses of financial advisors, outside legal counsel, accountants, experts and consultants incurred by Parent and its Affiliates or on their respective behalf in connection with or related to this Agreement and the transactions contemplated hereby (the "Parent Expenses") in the event that this Agreement is terminated (i) by the Company pursuant to Section 8.3(a), or (ii) by Parent pursuant to Section 8.4(b), if, solely with respect to the foregoing clause (ii), (A) an Acquisition Proposal shall have been made to the Company or its shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal with respect to the Company prior to such termination and (B) within 12 months of such termination, the Company consummates a definitive agreement with respect to an Acquisition Proposal (with all percentages in the definition of Acquisition Proposal increased to fifty percent (50%)). In the event of a Termination Fee and Parent Expenses payable pursuant to Section 8.5(b)(i), such fee and expenses shall be paid to Parent upon termination of this Agreement, and in the event of a Termination Fee and Parent Expenses payable pursuant to Section 8.5(b)(ii), such fee and expenses shall be paid to Parent upon the consummation of the definitive agreement in connection with the applicable Acquisition Proposal.

          (c) If this Agreement is terminated by Parent pursuant to Section 8.4(a), then, without limiting Parent's rights under Section 8.5(b) or 8.5(d), upon termination of this Agreement, the Company shall pay to Parent an amount equal to the Parent Expenses; provided, however, that if within 12 months of such termination, the Company enters into or consummates a definitive agreement with respect to an Acquisition Proposal (with all percentages in the definition of Acquisition Proposal increased to fifty percent (50%)), then the Company shall also pay to Parent an amount equal to the Termination Fee upon consummation of such definitive agreement (even if such consummation occurs following such 12 month period).

          (d) If this Agreement is terminated by Parent or the Company pursuant to Section 8.2(b), then, without limiting Parent's rights under Section 8.5(b) or 8.5(c), upon termination of this Agreement, the Company shall pay to Parent an amount equal to the Parent Expenses; provided, however, that if (A) an Acquisition Proposal shall have been made to the Company or its shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal with respect to the Company prior to such termination and (B) within 12 months of such termination, the Company enters into or consummates a definitive agreement with respect to an Acquisition Proposal (with all percentages in the definition of Acquisition Proposal increased to fifty percent (50%)), then upon the earlier of the execution or consummation of such definitive agreement, the Company shall also pay to Parent an amount equal to the Termination Fee.

          (e) The Company's payment of the Termination Fee and Parent Expenses, as applicable, shall be the sole and exclusive remedy of Parent and Amalgamation Sub against the Company and its Subsidiaries and their respective directors, officers, employees, agents, advisors or other representatives with respect to the breach of any covenant or agreement giving rise to such payment. Parent and the Company acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails to pay promptly any amount due pursuant to this Section 8.5 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amount set forth in this
Section 8.5, the non-prevailing party shall pay the prevailing party's costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit.

                                   ARTICLE IX

                            Miscellaneous and General

          9.1. Survival. Article IV, this Article IX and the agreements of the Company, Parent and Amalgamation Sub contained in Sections 6.7 (Publicity), 6.10 (Benefits), 6.11 (Expenses) and 6.12 (Indemnification; Directors' and Officers'

Insurance) shall survive the consummation of the Amalgamation. This Article IX, the agreements of the Company, Parent and Amalgamation Sub contained in Section
6.11 (Expenses), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Amalgamation or the termination of this Agreement.

          9.2. Modification or Amendment. Subject to the provisions of the applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

          9.3. Waiver of Conditions. The conditions to each of the parties' obligations to consummate the Amalgamation are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

          9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

          9.5. GOVERNING LAW. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

          9.6. Consent to Jurisdiction. (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any federal court located in the state of Delaware (and any courts from which appeals from judgments of that court are heard) as to any dispute or claim as to which there is subject matter jurisdiction in that court and, for all other disputes or claims, the parties consent to exclusive jurisdiction in any state court in the state of Delaware (and any courts from which appeals from judgments of that court are heard) in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Federal court or, to the extent there is no subject matter jurisdiction in such Federal court, in such state court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware Federal or state court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware Federal or state court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.7. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

          (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6(b).

          9.7. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, and shall be deemed delivered on the date delivered if by personal delivery, on the date upon which receipt is signed or delivery is made if mailed by registered or certified mail or on the date sent by facsimile if the appropriate facsimile confirmation is received by the sender:

          if to Parent or Amalgamation Sub:

          Mattel, Inc.
          333 Continental Boulevard
          El Segundo, CA 90245-5012
          Attention:  Robert Normile
          fax:  (310) 252-2567
          with a copy to:

          James Beaubien
          Latham & Watkins LLP
          633 West Fifth Street, Suite 4000
          Los Angeles, CA 90071-2007
          fax:  (213) 891-8763

          if to the Company:

          Radica Games Limited
          180 S. Lake Avenue, Suite 440
          Pasadena, CA 91101
          Attention:  Patrick Feely
          fax:  (626) 744-1155

          with a copy to:

          Alison S. Ressler
          Sullivan & Cromwell LLP
          1888 Century Park East
          Los Angeles, California  90067
          fax:  (310) 712-8800

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

          9.8. Entire Agreement; No Other Representations. This Agreement (including any exhibits hereto), the Voting Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated April 11, 2006, between Parent and the Company (the "Confidentiality Agreement") constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, AMALGAMATION SUB OR THE COMPANY MAKE ANY OTHER REPRESENTATIONS OR WARRANTIES.

          9.9. Parties in Interest; No Third Party Beneficiaries. Subject to
Section 9.13 (Assignment), this Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Except as provided in Section 6.12 (Indemnification; Directors' and Officers' Insurance), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

          9.10. Obligations of Parent and of the Company. Whenever this Agreement requires Amalgamation Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Amalgamation Sub to take such action. Whenever this Agreement requires any of the Subsidiaries of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Amalgamated Company to cause such Subsidiary to take such action.

          9.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

          9.12. Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

          9.13. Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of Parent or the Company; provided, that Parent and the Amalgamation Sub may assign any of its rights and obligations hereunder, in whole or in part, to any Affiliate or Subsidiary of Parent without obtaining the consent of the Company and any such assignment shall not relieve Parent or Amalgamation Sub of its obligations hereunder; provided, further, that Amalgamation Sub may only assign its rights and obligations hereunder to a company incorporated and governed by the laws of Bermuda.

          9.14. Specific Performance. The parties agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms of this Agreement, in addition to any other remedy at law or equity.

                            (Signature Page Follows)

          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

                                        MATTEL FOREIGN HOLDINGS, LTD.


                                        By  /s/ Bryan Stockton
                                           ------------------------------------
                                           Name:   Bryan Stockton
                                           Title:  President


                                        MATTEL ENTERPRISES, LTD.

                                        By  /s/ Bryan Stockton
                                           ------------------------------------
                                           Name:   Bryan Stockton
                                           Title:  President


                                        RADICA GAMES LIMITED

                                        By  /s/ Patrick S. Feely
                                           ------------------------------------
                                           Name:   Patrick S. Feely
                                           Title:  Chief Executive Officer


                                        MATTEL, INC.,
                                        solely with respect to Section 6.13

                                        By  /s/ Andrew Vollero
                                           ------------------------------------
                                           Name:  Andrew Vollero
                                           Title: Senior Vice President,
                                                  Strategic Planning and M&A

                                   DEFINITIONS

          "1994 Stock Plan" shall have the meaning set forth in Section 4.3 of this Agreement.

          "2004 Stock Plan" shall have the meaning set forth in Section 4.3 of this Agreement.

          "Acquisition Proposal" shall have the meaning set forth in Section 6.2(a) of this Agreement.

          "Affiliate" shall mean, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such Person. The term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.

          "Agreement" shall have the meaning set forth in the Preamble of this Agreement.

          "Amalgamated Company" shall have the meaning set forth in Section 1.1 of this Agreement.

          "Amalgamation" shall have the meaning set forth in Section 1.1 of this Agreement.

          "Amalgamation Consideration" shall have the meaning set forth in
Section 4.1(a) of this Agreement.

          "Amalgamation Sub" shall have the meaning set forth in the Preamble of this Agreement.

          "Application Date" shall have the meaning set forth in Section 1.2 of this Agreement.

          "Bankruptcy and Equity Exception" shall have the meaning set forth in
Section 5.1(c)(i) of this Agreement.

          "Benefit Plans" shall have the meaning set forth in Section 5.1(i)(i) of this Agreement.

          "Bermuda Act" shall have the meaning set forth in Section 1.1 of this Agreement.

          "Bermuda Registrar" shall have the meaning set forth in Section 1.2 of this Agreement.

          "Business Intellectual Property" shall have the meaning set forth in
Section 5.1(q)(ii) of this Agreement.

          "Bye-Laws" shall have the meaning set forth in Section 2.2 of this Agreement.

          "Certificate" shall have the meaning set forth in Section 4.1(a) of this Agreement.

          "Code" shall have the meaning set forth in Section 5.1(i)(ii) of this Agreement.

          "Company" shall have the meaning set forth in the Preamble of this Agreement.

          "Company Disclosure Letter" shall have the meaning set forth in
Section 5.1 of this Agreement.

          "Company Material Adverse Effect" shall mean any change, event or effect that is materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any change, event or effect resulting from any of the following shall not be considered when determining if a Company Material Adverse Effect has occurred: (i) any change in law, rule or regulation or generally accepted accounting principles or interpretations thereof applicable to the Company, (ii) any change in economic or business conditions generally or in the handheld games industry specifically (in each case, not having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole),
(iii) the public announcement of the transactions contemplated hereby, (iv) any change in trading prices of the Shares in and of itself (provided, that the reasons for a change in the trading prices of the Shares may be considered when determining if a Company Material Adverse Effect has occurred), or (v) the engagement by the United States in hostilities pursuant to the declaration of war, or the occurrence of any terrorist attack upon or within the United States.

          "Company Option" shall have the meaning set forth in Section 4.3 of this Agreement.

          "Company Recommendation" shall have the meaning set forth in Section 5.1(c)(ii) of this Agreement.

          "Company Reports" shall have the meaning set forth in Section 5.1(e)(i) of this Agreement.

          "Company Requisite Vote" shall have the meaning set forth in Section 5.1(c)(i) of this Agreement.

          "Company Shareholders Meeting" shall have the meaning set forth in
Section 6.3 of this Agreement.

          "Confidentiality Agreement" shall have the meaning set forth in
Section 9.8 of this Agreement.

          "Contract" shall mean any agreement, lease, license, sublicense, commitment, contract, note, mortgage, guarantee or other obligation, together with any amendments or modifications thereto and restatements thereof.

          "Dissenting Shareholders" shall have the meaning set forth in Section
4.4 of this Agreement.

          "Dissenting Shares" shall have the meaning set forth in Section 4.4 of this Agreement.

          "Effective Time" shall have the meaning set forth in Section 1.2 of this Agreement.

          "Employees" shall have the meaning set forth in Section 5.1(i)(i) of this Agreement.

          "Environmental Law" shall mean any applicable foreign, federal, state or local Law, statute, rule of common Law, regulation, code, license, permit, order, judgment, enforceable policy, decree or injunction from any Governmental Entity (including European Union Directives 2002/95/EC, 2002/96/EC and 2005/84/EC) (A) relating to the protection of human health or the environment (including air, water, soil and natural resources) or (B) the use, storage, handling, release or disposal of Hazardous Substances, in each case as presently in effect.

          "ERISA" shall have the meaning set forth in Section 5.1(i)(i) of this Agreement.

          "ERISA Plans" shall have the meaning set forth in Section 5.1(i)(ii) of this Agreement.

          "Exchange Act" shall have the meaning set forth in Section 5.1(d)(i) of this Agreement.

          "Excluded Share" shall have the meaning set forth in Section 4.1(a) of this Agreement.

          "GAAP" shall have the meaning set forth in Section 5.1(e)(i) of this Agreement.

          "Governmental Entity" shall have the meaning set forth in Section 5.1(d)(i) of this Agreement.

          "Hazardous Substance" shall mean any substance, pollutant, chemical, material or waste, whether solid, liquid or gas, to the extent presently listed, defined, designated, classified or regulated as hazardous, toxic, reactive, corrosive, ignitable, flammable or radioactive under any applicable Environmental Law including petroleum and any derivative or by-products thereof, asbestos and mold.

          "HSR Act" shall have the meaning set forth in Section 5.1(d)(i) of this Agreement.

          "Indemnified Parties" shall have the meaning set forth in Section 6.12(a) of this Agreement.

          "Intellectual Property" shall mean all right, title and interest in and to all patents, patent applications, patent infringement claims, mask works, copyrights, copyright registrations, copyright renewal rights, copyright termination rights, copyright infringement claims, rights to copyright rights and actions for accountings, trademarks, tradenames, trademark and tradename registrations, trademark and tradename registration applications, trademark and tradename registration renewal and amendment rights, trademark and tradename infringement claims, trade secrets, trade secret misappropriation claims, proprietary information, confidential information and other intellectual property rights associated therewith and, in each case, all goodwill associated therewith.

          "IP Licenses" shall mean all Contracts by which the Company or any of its Subsidiaries (i) purport to have the right to Use or permit others to Use Intellectual Property in connection with any Key Product; (ii) receives a right to Use or permit others to Use Intellectual Property, which rights are non-assignable without the consent of the other party to the Contract or subject to a provision triggered upon a change of control requirement; (iii) grants to another Person an exclusive right to Use any Intellectual Property Right; and
(iv) receives information technology systems or computers or services related to information technology systems or computers.

          "IRS" shall have the meaning set forth in Section 5.1(i)(i) of this Agreement.

          "Key Products" shall mean any product related to or derived from 20Q, Cube World, Play TV, Digi Makeover, Password Journal, Girl Tech, Tetris, Video Journal, Text Me or Bitty Bytes.

          "Laws" shall have the meaning set forth in Section 5.1(j)(i) of this Agreement.

          "Leased Properties" shall have the meaning set forth in Section 5.1(p)(i) of this Agreement.

          "Leases" shall have the meaning set forth in Section 5.1(p)(i) of this Agreement.

          "Lien" shall have the meaning set forth in Section 5.1(d)(ii) of this Agreement.

          "Material Contract" shall have the meaning set forth in Section 5.1(g)(i) of this Agreement.

          "Mattel" shall have the meaning set forth in the Preamble of this Agreement.

          "Memorandum of Association" shall have the meaning set forth in
Section 2.1 of this Agreement.

          "Multiemployer Plan" shall have the meaning set forth in Section 5.1(i)(ii) of this Agreement.

          "Navigant" shall have the meaning set forth in Section 5.1(c)(ii) of this Agreement.

          "Non-U.S. Benefit Plans" shall have the meaning set forth in Section 5.1(i)(ii) of this Agreement.

          "Order" shall have the meaning set forth in Section 7.1(c) of this Agreement.

          "Original Termination Date" shall have the meaning set forth in
Section 8.2 of this Agreement.

          "Outside Termination Date" shall have the meaning set forth in Section
8.2 of this Agreement.

          "Other Filings" shall have the meaning set forth in Section 6.4(a) of this Agreement.

          "Owned Intellectual Property" shall have the meaning set forth in
Section 5.1(q)(ii) of this Agreement.

          "Parent" shall have the meaning set forth in the Preamble of this Agreement.

          "Parent Disclosure Letter" shall have the meaning set forth in Section
5.2 of this Agreement.

          "Parent Expenses" shall have the meaning set forth in Section 8.5(b) of this Agreement.

          "Parent Material Adverse Effect" shall mean any change, event or effect that prevents, materially delays or materially impairs the ability of Parent or Amalgamation Sub to consummate the transactions contemplated hereby.

          "Paying Agent" shall have the meaning set forth in Section 4.2(a) of this Agreement.

          "Payment Fund" shall have the meaning set forth in Section 4.2(a) of this Agreement.

          "Pension Plan" shall have the meaning set forth in Section 5.1(i)(ii) of this Agreement.

          "Permits" shall have the meaning set forth in Section 5.1(j)(ii) of this Agreement.

          "Permitted Assignees" shall have the meaning set forth in Section 6.13 of this Agreement.

          "Person" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

          "Proxy Statement" shall have the meaning set forth in Section 6.5(a) of this Agreement.

          "SEC" shall have the meaning set forth in Section 5.1(e)(i) of this Agreement.

          "Securities Act" shall mean the Securities Act of 1933, as amended from time to time, including the rules and regulations promulgated thereunder.

          "Share" shall have the meaning set forth in Section 4.1(a) of this Agreement.

          "Stock Plans" shall have the meaning set forth in Section 4.3 of this Agreement.

          "Subsidiary" shall mean, with respect to any Person, any entity, whether incorporated or unincorporated, (i) of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person, (ii) which holds at least 50% of the interests in the profits of such Person, or
(iii) is the general partner (in the case of a partner) or the managing member (in the case of a limited liability company).

          "Superior Proposal" shall have the meaning set forth in Section 6.2(b) of this Agreement.

          "Tax" (including, with correlative meaning, the terms "Taxes," and "Taxable") shall mean all U.S. federal, state and local and Non-U.S. income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

          "Tax Return" shall mean all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

          "Termination Fee" shall have the meaning set forth in Section 8.5(b) of this Agreement.

          "Third-Party Intellectual Property" shall have the meaning set forth in Section 5.1(q)(iii)(A) of this Agreement.

          "Use" shall have the meaning set forth in Section 5.1(q)(ii) of this Agreement.

          "Voting Agreement" shall have the meaning set forth in the recitals to this Agreement.

                             AMALGAMATION AGREEMENT

THIS AGREEMENT is made the __________.

B E T W E E N:

1. Radica Games Limited, a Bermuda exempted company having its registered office at Clarendon House, Church Street West, Hamilton, Bermuda ("R"); and

2. Mattel Enterprises, Ltd., a Bermuda exempted company having its registered office at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda ("X").

W H E R E A S:

R and X have agreed to amalgamate pursuant to the provisions of the Companies Act, 1981 of Bermuda and continue as a Bermuda exempted company on the terms hereinafter appearing (the remaining company to be known in this agreement as the "Amalgamated Company").

NOW IT IS HEREBY AGREED as follows:

1. The amalgamation shall occur and a certificate be issued by the Registrar of Companies effective on _________, or as soon thereafter as possible.

2. The Memorandum of Association of the Amalgamated Company shall be as set forth on Exhibit A hereto and the Amalgamated Company shall be called X.

3.   The Bye-laws of the Amalgamated Company shall be those of X.

4. The names and addresses of the persons proposed to be directors of the Amalgamated Company are as follows:

      Doug Kerner           Mattel, Inc.
                            333 Continental Boulevard
                            El Segundo, California 90245, U.S.A.

      Robert Normile        Mattel, Inc.
                            333 Continental Boulevard
                            El Segundo, California 90245, U.S.A.

      Bryan Stockton        Mattel, Inc.
                            333 Continental Boulevard
                            El Segundo, California 90245, U.S.A.

5. The authorized capital stock of R consists of 100,000,000 shares of Common Stock, par value $0.01, of which 19,405,736 shares were outstanding as of the close of business on July 14, 2006. Each share of the Common Stock of R issued and outstanding immediately prior to the effective time of the amalgamation (other than shares owned by Mattel, Inc., X or any other direct or indirect subsidiary of Mattel, Inc. or shares that are held in treasury or owned by any direct or indirect subsidiary of X) shall be converted into, and cancelled in exchange for, the right to receive, subject to any required withholding of taxes and without interest, an amount in cash equal to $11.55. Each share of Common Stock, par value $0.01 per share, of X issued and outstanding immediately prior to the effective time of the amalgamation shall be converted into, and cancelled in exchange for, one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Amalgamated Company.

6. This agreement shall be governed by and construed in accordance with the laws of Bermuda and the parties hereto submit to the non-exclusive jurisdiction of the courts of Bermuda for matters related solely to this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.


R


By:
     --------------------------------
     Name:  Patrick Feely
     Title: Chief Executive Officer


X


By:
     --------------------------------
     Name:  Bryan Stockton
     Title: President


                                      B-2